Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Time Warner Inc.
Commission File No.: 1-15062

Important Information

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner Inc. (“Time Warner”) and AT&T Inc. (“AT&T”), constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner’s stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner’s and AT&T’s filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the transaction and Time Warner will file with the SEC a proxy statement with respect to a special meeting of Time Warner’s stockholders to approve the transaction. The definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner’s investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner’s directors and executive officers is available in Time Warner’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T’s directors and executive officers is available in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T’s securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

Transcript of Video of Randall Stephenson, Chairman & CEO of AT&T Inc., and
Jeff Bewkes, Chairman & CEO of Time Warner Inc.

October 22, 2016

Speaker:  Randall Stephenson, Chairman & CEO, AT&T Inc.

Today we announced an agreement for AT&T to acquire Time Warner, the global leader in media and entertainment with terrific businesses like HBO, Warner Bros. and Turner.

The media and communications industries are converging. And when it comes down to it, premium content always wins. It’s been true on the big screen, the TV screen, and now it’s proving to be true on the mobile screen.

The combination of Time Warner and AT&T creates a unique company that will lead the next wave of innovation in how people enjoy video entertainment.

Our goal is to give consumers unmatched choice, quality, value and experiences that will define the future of media and communications.

Time Warner is second to none in creating content that connects with audiences around the world and its vast library is unrivaled. Hands down -- they have the best creative talent in the industry.

And when you combine this content with 100 million plus consumers who subscribe to AT&T’s TV, mobile and broadband service … you have something really special.

The future of video is mobile and the future of mobile is video.  There will always be big screen TVs in our homes, but mobile video is what our customers are demanding.

And only AT&T will have the world’s best premium content with the networks to deliver it to every screen.

We expect to close this transaction by the end of 2017.

In the meantime, we’ll keep you informed on our progress along the way.

Thank you.

Speaker:  Jeffrey Bewkes, Chairman & CEO, Time Warner Inc.

This is an exciting day for Time Warner and for everyone who loves all the great content we create at Turner, HBO and Warner Bros.

Joining forces with AT&T dramatically accelerates our ability to deliver on our most important strategic priorities: and that’s bringing our leading brands and premium content to consumers across all platforms and devices, as we capitalize on the tremendous opportunities created by the growing demand for video content all over the world.

We’ve been making great progress already - both in partnership with our distributors, and on our own by directly connecting with consumers. But now, by combining our content businesses with AT&T’s more than 100 million subscribers across television, mobile and broadband, and the customer insights that provides, we can take our ability to innovate faster -- and pursue these opportunities -- really on a whole new level.

So as we continue to tell the world’s best and most important stories, I’m really excited about the future we’re going to help create with AT&T and what that means not just for our creators and journalists, but for consumers and fans everywhere.

Thanks.